PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9210)

September 1, 2010

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   New Media Insight Group, Inc.

Registration Statement on Form S-1

Filed July 19, 2010

File No. 333-168193

Dear Ms. Mills-Apenteng:

This letter is in response to your comment letter dated August 13, 2010, with regard to the Form S-1 filing of New Media Insight Group, Inc., a Nevada corporation (“New Media” or the "Company") filed on July, 19, 2010.

Form S-1 Registration Statement filed July 19, 2010

1.

The table on the cover page has been deleted.  The remainder of the Prospectus has been revised to clearly indicate that this is a best efforts offering.

Use of Proceeds, page 11

2.

The Use of Proceeds section has been revised to indicate expected plan and effects if less than 50% of the offering is raised.

Shares Offered by Selling Shareholders, page 17

3.

This section, as well as other references to Rule 144, have been revised to define provisions under Rule 144.

Description of Securities to be Registered

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2010

Preferred Stock, Page 21

4.

This description has been added.

Description of Business

Principal Products, Services and Their Markets, page 22

5.

This section has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

6.

A paragraph has been added to discuss the Company’s reporting requirements and expenses associated with its reporting requirements.

7.

This section has been revised to indicate that the Company has no plans to sell additional securities.

8.

This section has been expanded to discuss the Company’s immediate plans for website development.

Liquidity and Capital Resources, page 31

9.

This section has been revised to discuss the Company’s liquidity.

Directors, Executive Officers, Promoters and Control Persons

Background Information about Our Officers and Directors, page 35

10.

A discussion has been added to each director’s background information discussing their specific skills and experience.

11.

The Company has evaluated potential conflicts of interest and determined that their respective outside business interests present no potential conflicts of interest which may adversely affect the Company.

Involvement in Certain Legal Proceedings, page 35

12.

This section has been updated to reflect disclosure for the past ten years.

Ms. Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2010

13.

This section has been revised to remove the tables.

Security Ownership of Certain Beneficial Owners and management, page 38

14.

The table has been revised to comply with Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 39

15.

This section has been revised.

16.

A disclosure has been added in this section regarding the loan from our shareholder, officer and director.

Disclosure of Commission Position on Indemnification for Securities Act Liability, page 39

17.

The disclosure has been removed from this section.

Recent Sales of Unregistered Securities, page 51

18.

 There were no written agreements for the sale of stock to the founders of the Company, and a statement to that effect has been included.  The subscription agreements regarding the sale of stock to non-affiliates are not material contracts as defined under Item 601(b)(10) of Regulation S-K

Signatures, page 55

19.

The signatures section has been revised.

Exhibit 3.2

20.

A complete copy of the Bylaws and Exhibit A has been filed with this Amendment.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist New Media in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Ms. Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2010

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs